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Carly French

Chief Adminstrative Officer at Vegan Fine Foods

Miami/Fort Lauderdale Area · See 53 connections ·

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 Vegan Fine Foods

Western New England
College of Pharmacy and...

About

Carly has twenty years experience in managing retail store operations, customer service, opening & managing gourmet grocery stores & fine-dining restaurants. Extensive HR experience in hiring & training staff, payroll processing, planning & hosting events, and social media marketing.

Experience

Chief Adminstrative Officer

Vegan Fine Foods

Jan 2018 – Present · 1 yr 6 mos

Education

 **Western New England College of Pharmacy and Health Sciences**

Pharmacy

2002 – 2004

Skills & Endorsements

Customer Service

Human Resources (HR)

Management

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Interests

Western New England College of ...
361 followers

Vegan Fine Foods
17 followers

LinkedIn Welcome Guide
1,218,180 followers

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